OMV Aktiengesellschaft

OMV Investor News

October 14, 2005
7.30am (UK time) – 8.30am (CET)

OMV and IPIC complete 100% acquisition of Borealis

- **Strengthening OMV's value chain**
- **Upgrading of strong position in petrochemicals in Europe and the Middle East in view of future markets in China**
- **Deepening the partnership with OMV's key shareholder IPIC**

OMV, Central Europe's leading oil and gas group, and the International Petroleum Investment Company (IPIC) finalized on October 13, 2005 the purchase of the 50% share in Borealis, previously held by the Norwegian oil and gas company Statoil. OMV and IPIC now own 100% of the second largest manufacturer of plastics in Europe. OMV now has a 35% stake and IPIC holds 65%. The purchase price is EUR 920 mn, of which OMV pays EUR 184 mn. This acquisition supports the future growth of a leading provider of innovative, value creating plastics solutions with a strong position in Europe and the Middle East. Furthermore, the share increase in Borealis puts OMV in a better position to benefit from its own Central European operations which are integrated with Borealis.

Borealis' business is important to OMV's value chain. Borealis processes around 85% of the petrochemicals produced by OMV and is therefore the largest customer of OMV's refineries in Schwechat and Burghausen (Germany). This year, OMV is increasing its ethylene and propylene production in Schwechat to 900,000 t per year. During the same time period, Borealis is increasing its polymer production capacity to approximately 1 mn t per year. The upgrading of the Schwechat refinery into one of the leading production sites for plastics in Europe further strengthened the OMV-Borealis value chain and was realized through a joint investment by OMV and Borealis of approximately EUR 400 mn. This investment also enhances Austria as a Borealis site. This expansion is currently being carried out.

The partnership with OMV's key shareholder IPIC, based in Abu Dhabi, strengthens this synergy. Borealis' operations with the Abu Dhabi National Oil Company (ADNOC) in the United Arab Emirates under the name Borouge, are in a region rich in natural resources and are of strategic value due to their proximity to the growth market China which is the world's largest plastics importer. With Borouge in Abu Dhabi, Borealis is optimally positioned to meet the rising demand for innovative, value creating plastic solutions in China. Due to the competitive costs of raw materials in the Middle East, a significant portion of the plastics industry's future worldwide investment will be made in this region. Borealis recognised this trend early and is a step ahead of its competitors.

Background information:

OMV and IPIC: A strong strategic alliance

The International Petroleum Investment Company (IPIC), an internationally active, strategic investment company from Abu Dhabi, holds a 17.6% stake in OMV Aktiengesellschaft. This makes IPIC the second largest shareholder of OMV after Österreichische Industrieholding AG (ÖIAG). With IPIC as a strong strategic partner, OMV has good contacts in the United Arab Emirates, one of the most prosperous and stable countries of the oil and gas rich Persian Gulf region.

OMV Aktiengesellschaft

With Group sales of EUR 9.88 billion and a workforce of 57,480 employees in 2004, as well as market capitalization of approximately EUR 15 billion, OMV Aktiengesellschaft is Austria's largest listed industrial company. As the leading oil and gas group in Central Europe, OMV is active in Refining and Marketing (R&M) in 13 countries and has set the goal to increase its market share to 20% by 2010. In Exploration and Production (E&P) OMV is active in 17 countries on five continents. In the Gas business segment OMV has storage facilities and a 2,000 km long pipeline system, transporting 43 billion m^3 of natural gas annually to countries such as Germany and Italy. OMV owns a 35% stake in Borealis A/S, one of the world's leading producers of polyolefin. Other important holdings are: 51% of Petrom S.A., 50% of EconGas GmbH, 50% AMI Agrolinz Melamine International, 45% of the BAYERNOIL refining network and 10% of the Hungarian company MOL.

With the acquisition of a majority stake in Petrom, Romania's biggest oil and gas company in 2004, OMV has become the largest oil and gas group in Central Europe, with oil and gas reserves of over 1.4 billion boe, daily production of around 340,000 boe and an annual refining capacity of 26.4 million metric tons. OMV now has over 2,457 filling stations in 13 countries. The market share of the group in the R&M business segment in the Danube Region is now approximately 18%.

For further information, please contact:

OMV

Ana-Barbara Kunčič, Investor Relations	Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com
Bettina Gneisz, Press	Tel. +43 (1) 40 440-21660; e-mail: bettina.gneisz@omv.com
Thomas Huemer, Press	Tel. +43 (1) 40 440-21660; e-mail: thomas.huemer@omv.com

Internet Homepage: www.omv.com

Cubitt Consulting

Peter Niklewicz, London, IR	Tel. +44 (20) 7367-5102; e-mail: peter.niklewicz@cubitt.com
Simon Barker, London, Press	Tel. +44 (20) 7367-5119; e-mail: simon.barker@cubitt.com
Mark Kollar, New York	Tel. + 1 (212) 279 3115-201; e-mail: mark@cjpcom.com

Next result announcement **January–September and Q3 2005** on November 22, 2005